EntreMed, Inc.
9640 Medical Center Drive,
Rockville, Maryland 20850

June 23, 2005

VIA FACSIMILE AND HAND DELIVERY

John L. Krug, Esq.
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EntreMed, Inc. (the “Company”) Preliminary proxy statement filed June 15, 2005 (File No. 0-20713)

Dear Mr. Krug:

     This letter responds to your comment with respect to the Company’s proposal to amend its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock, as set forth as Proposal number 2 in the Company’s above-referenced proxy statement. The Company intends to address your comment by amending the third paragraph of the description of the proposal to add a new second sentence and revise the sentence following the new language. The new second and revised third sentences will read as follows:

We have no specific plans, understandings, commitments, arrangements or agreements at present for the issuance of the proposed additional shares of common stock. Any future issuances, however, could be used to discourage, or have the effect of discouraging, an attempt to acquire control of the Company, whether or not such a change in control transaction was favored by the majority of the stockholders, and could enhance the ability of officers and directors to retain their positions.

The Company will reflect this additional language in its definitive proxy statement.

     The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

John L. Krug, Esq.
June 23, 2005

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If we can be of further assistance in facilitating the staff’s review, please contact the undersigned at (240) 864-2651, or Penny Somer-Greif at (202) 942-6402 or Richard Baltz at (202) 942-5124, both of Arnold & Porter, LLP.

Sincerely,

/s/ Dane R. Saglio

Dane R. Saglio
Chief Financial Officer